Exhibit 19(c)

PROXY VOTING POLICY AND PROXY VOTING RECORD

CION Grosvenor Infrastructure Master Fund, LLC (the “Master Fund”) has delegated its proxy voting responsibility to Grosvenor Capital Management, L.P. (the “Sub-Adviser”). The proxy voting policies and procedures of the Sub-Adviser are set forth below. The guidelines are reviewed periodically by the Sub-Adviser and the independent members of the Board of Trustees of CION Grosvenor Infrastructure Fund (the “Fund”) and the Board of Directors of the Master Fund (together, the “Board”) and, accordingly, are subject to change.

It is the policy of the Master Fund to delegate the responsibility for voting proxies relating to portfolio securities held by the Master Fund to the Master Fund’s Sub-Adviser as a part of the Sub-Adviser’s general management of the Fund’s portfolio, subject to the continuing oversight of the Board. The Board has delegated such responsibility to the Sub-Adviser and directs the Sub-Adviser to vote proxies relating to portfolio securities held by the Fund consistent with the duties and procedures set forth below. The Sub-Adviser may retain one or more vendors to review, monitor and recommend how to vote proxies in a manner consistent with the duties and procedures set forth below, to ensure that such proxies are voted on a timely basis and to provide reporting and/or record retention services in connection with proxy voting for the Fund.

The right to vote a proxy with respect to portfolio securities held by the Master Fund is an asset of the Master Fund. The Sub-Adviser, to which authority to vote on behalf of the Master Fund is delegated, acts as a fiduciary of the Fund and must vote proxies in a manner consistent with the best interest of the Master Fund and its shareholders. In discharging this fiduciary duty, the Sub-Adviser must maintain and adhere to its policies and procedures for addressing conflicts of interest and must vote proxies in a manner substantially consistent with its policies, procedures and guidelines, as presented to the Board.

Information regarding how the Master Fund and the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available without charge, upon request, by calling (888) 729-4266, and on the Securities and Exchange Commission’s (the “SEC”) website at http://www.sec.gov.

Background

Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended, requires an SEC-registered investment adviser like the Sub-Adviser to implement proxy voting policies and procedures that are reasonably designed to ensure that the adviser votes requests to vote securities (“Proxy Requests”) in the best interests of its clients.

Pursuant to Rule 206(4)-6, the Sub-Adviser has adopted Proxy Voting Policies and Procedures (“Proxy Policies”) that have been designed to ensure that the Sub-Adviser votes Proxy Requests in the best interests of its clients. The following subsections describe provisions of the Sub-Adviser’s Proxy Policies that are relevant to the Master Fund.

General Voting Standards

The Sub-Adviser seeks to take action on Proxy Requests in the best interests of account(s) managed by the Sub-Adviser and its affiliates (“Sub-Adviser Managed Account”) managed by the Sub-Adviser consistent with their investment objectives and constraints.

Unless the Sub-Adviser has agreed to do otherwise, it does not vote on or make voting recommendations on Proxy Requests on behalf of Sub-Adviser-Managed Accounts that involve a potential sacrifice of investment returns from the investment or assumption of greater investment risks for the purpose of promoting environmental, social, or governance goals.

However, when evaluating whether voting on or making a voting recommendation on a Proxy Request will be in the best economic interests of a Sub-Adviser Managed Account, the Sub-Adviser may treat environmental, social, or governance goals as economic factors when the Sub-Adviser believes that the goals present material business risks or opportunities that investment professionals, in general, would treat as economic considerations under generally accepted investment theories. A belief that advancing environmental, social, or governance goals will promote positive general market trends or industry growth that might benefit a particular issuer does not qualify as an economic factor.

When the Sub-Adviser determines that voting on or making a voting recommendation on a Proxy Request is in the best economic interests of a Sub-Adviser Managed Account, the Fund may take such action even though doing so might also advance environmental, social, or governance goals that are not economic factors.

Reasonable Best Efforts to Vote and Abstentions

The Sub-Adviser uses reasonable best efforts to vote on or make voting recommendations on Proxy Requests in a timely manner. However, the Sub-Adviser may abstain from acting on Proxy requests under certain circumstances such as the following.

Timeliness of Receipt of Materials

•	The Sub-Adviser may abstain from voting on or making voting recommendations on a Proxy Request when the Sub-Adviser does not receive the Proxy Request with sufficient time prior to the voting cut-off date to consider the impact of the proposals and complete its evaluation procedures.

Lack of Adequate Information

•	The Sub-Adviser may abstain from voting on or making voting recommendations on a Proxy Request when the Sub-Adviser does not believe that the Proxy Request provides sufficient detail to support a decision.

Abstentions Where Cost of Consideration Outweighs Benefit

•	The Sub-Adviser may abstain from voting on or making voting recommendations on a Proxy Request when the Sub-Adviser believes that the expected cost or administrative burden of giving due consideration to the proposal does not justify the potential benefits to the affected Sub-Adviser Managed Account that might result from adopting or rejecting the proposal in question.

Public Companies – Share Blocking and Re-Registration

•	In certain countries, shareholders that vote on an issuer’s proxy must deposit their shares with a designated depositary prior to the date of the meeting. The owner may not sell its shares until after the meeting when the shares are returned to the custodian. In countries that require shares to be blocked, the Sub-Adviser will consider the potential benefit of taking action on Proxy Requests and the resulting share blocking of the security to determine if the Fund will consider voting.

•	In certain countries, an owner of a company’s shares must re-register the shares in order to take action on a proxy. Similar to share blocking, re-registration temporarily prevents a shareholder from selling shares. In countries that require re-registration, the Sub-Adviser will consider the potential benefit of taking action on Proxy Requests to determine if the Sub-Adviser will consider voting and re-registering the security.

Conflicts of Interest

The Sub-Adviser takes measures to identify and address conflicts of interest with respect to Proxy Requests. Generally, an Investment Committee may identify conflicts of interest and notify the Sub-Adviser’s Global Chief Compliance Officer or the proxy voting coordinator. In addition, individuals that make decisions on how to vote proxies whether in their own capacity or as part of a committee, escalate any potential conflicts of interest they have with respect to a Proxy Request on which they are considering action.

The proxy voting coordinator, together with the Sub-Adviser’s Global Chief Compliance Officer, determines the actions to be taken to address any conflicts of interest, which may include:

•	excluding a conflicted party from the decision-making process

•	for Sub-Adviser Managed Accounts for which the Sub-Adviser makes voting recommendations on Proxy Requests, disclosing the conflicts to the appropriate parties

•	for Sub-Adviser Managed Accounts for which the Sub-Adviser has the authority to take action on Proxy Requests, disclosing the conflict to the appropriate parties and obtaining consent to take specific action on the proposals engaging an independent third-party to recommend or determine the actions to be taken in response to the Proxy Request.